SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

25 October 2023
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..        Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 25 October 2023
           re: 2023 Q3 Interim Management Statement

Lloyds Banking Group plc

Q3 2023 Interim Management Statement

25 October 2023

RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2023

"Guided by our purpose, we remain focused on supporting our customers and helping them navigate the uncertain economic environment.

The Group continues to perform well. Robust financial performance and strong capital generation in the first nine months of the year was driven by net income growth, cost discipline and resilient asset quality. This performance allows us to reaffirm our 2023 guidance.

As we set out in the first of our four strategic seminars1 earlier this month, we are successfully executing against our strategic priorities. This supports progress towards our ambition to enable higher, more sustainable returns. Together, it will better position us to deliver for all of our stakeholders as we continue to help Britain prosper."

Charlie Nunn,
Group Chief Executive

Continued robust financial performance and consistent delivery
●
Statutory profit after tax of £4.3 billion (£1.4 billion in the third quarter) with net income of £13.7 billion up 7 per cent. Strong return on tangible equity of 16.6 per cent, 16.9 per cent in the third quarter
●
Underlying net interest income of £10.4 billion up 10 per cent with a net interest margin of 3.15 per cent. Net interest margin of 3.08 per cent in the third quarter, down 6 basis points in the quarter given the expected mortgage and deposit pricing headwinds. Average interest-earning assets of £453.5 billion, stable versus the fourth quarter of 2022
●
Underlying other income of £3.8 billion, 8 per cent higher, reflecting continued recovery of customer activity and ongoing investment in the business as we progress against our strategic initiatives
●
Operating lease depreciation of £585 million, up on the previous year given depreciation of higher value vehicles, growth partly from the Tusker acquisition, lower gains on disposal and recent declines in used electric car prices
●
Operating costs of £6.7 billion, up 5 per cent and in line with expectations. The Group maintains cost discipline in the context of higher planned strategic investment, new business costs and continued inflationary pressures
●
Impairment charge of £0.8 billion and asset quality ratio of 25 basis points, reflecting broadly stable credit trends and resilient asset quality. The portfolio remains well-positioned in the context of the economic environment
●
Loans and advances to customers reduced £2.8 billion to £452.1 billion, including a £2.5 billion legacy portfolio exit in the first quarter. Balances increased by £1.4 billion in the third quarter with growth across a number of businesses, including in the open mortgage book (£0.4 billion) and the unsecured and Corporate and Institutional Banking portfolios
●
Customer deposits of £470.3 billion down £5.0 billion (1.0 per cent), including a £9.4 billion reduction in Retail current accounts, partly offset by a combined £5.2 billion increase in Retail savings and Wealth balances. Deposits increased by £0.5 billion during the third quarter, given growth in Retail savings
●
Strong capital generation of 165 basis points; 129 basis points after CRD IV model changes and phased unwind of IFRS 9 relief
●
Pensions triennial review substantially agreed with an additional contribution of £250 million to be paid by the end of March 2024, and no further contributions in this triennial period
●
Risk-weighted assets of £217.7 billion increased by £6.8 billion, reflecting part of the anticipated impact of CRD IV model updates along with lending and other increases, net of optimisation activity
●
Tangible net assets per share of 47.2 pence, slightly up on the end of 2022; up 1.5 pence in the third quarter, given higher profits, the reduction in share count (c.7 per cent year to date following the completion of the £2 billion share buyback) and movements in the cash flow hedge reserve, partly offset by pensions surplus changes and distributions
●
CET1 ratio of 14.6 per cent remains ahead of ongoing c.12.5 per cent target, plus management buffer of c.1 per cent

2023 guidance reaffirmed, with slightly improved asset quality;
●
Banking net interest margin of greater than 310 basis points
●
Operating costs of c.£9.1 billion
●
Asset quality ratio now expected to be less than 30 basis points
●
Return on tangible equity of greater than 14 per cent
●
Capital generation of c.175 basis points2
1.
Event materials available at: https://www.lloydsbankinggroup.com/investors/financial-downloads/event-presentations-webcasts.html.
2.
Excluding capital distributions and the impact of the Tusker acquisition. Inclusive of ordinary dividends received from the Insurance business.

INCOME STATEMENT - UNDERLYING BASISA AND KEY BALANCE SHEET METRICS
	Nine month sended 30 Sep 2023 £m	Nine months ended 30 Sep 2022 £m	Change %	Three months ended 30 Sep 2023 £m	Three months ended 30 Sep 2022 £m	Change %

Underlying net interest income	10,448	9,529	10	3,444	3,394	1
Underlying other income1	3,837	3,538	8	1,299	1,171	11
Operating lease depreciation	(585)	(295)	(98)	(229)	(82)
Net income	13,700	12,772	7	4,514	4,483	1
Operating costs1	(6,654)	(6,316)	(5)	(2,241)	(2,145)	(4)
Remediation	(134)	(89)	(51)	(64)	(10)
Total costs	(6,788)	(6,405)	(6)	(2,305)	(2,155)	(7)
Underlying profit before impairment	6,912	6,367	9	2,209	2,328	(5)
Underlying impairment charge	(849)	(1,045)	19	(187)	(668)	72
Underlying profit	6,063	5,322	14	2,022	1,660	22
Restructuring	(69)	(69)		(44)	(22)
Volatility and other items1	(266)	(1,528)	83	(120)	(1,062)	89
Statutory profit before tax1	5,728	3,725	54	1,858	576
Tax expense1	(1,444)	(784)	(84)	(438)	(82)
Statutory profit after tax1	4,284	2,941	46	1,420	494

Earnings per share1	5.9p	3.7p	2.2p	2.0p	0.6p	1.4p
Banking net interest marginA	3.15%	2.84%	31bp	3.08%	2.98%	10bp
Average interest-earning banking assetsA	£453.5bn	£451.4bn		£453.0bn	£454.9bn
Cost:income ratioA,1	49.5%	50.1%	(0.6)pp	51.1%	48.1%	3.0pp
Asset quality ratioA	0.25%	0.30%	(5)bp	0.17%	0.57%	(40)bp
Return on tangible equityA,1	16.6%	9.6%	7.0pp	16.9%	4.2%	12.7pp

	At 30 Sep 2023	At 30 Sep 2022	Change %	At 31 Dec 2022	Change %

Loans and advances to customers	£452.1bn	£456.3bn	(1)	£454.9bn	(1)
Customer deposits	£470.3bn	£484.3bn	(3)	£475.3bn	(1)
Loan to deposit ratioA	96%	94%	2pp	96%
CET1 ratio	14.6%	15.0%	(0.4)pp	15.1%	(0.5)pp
Pro forma CET1 ratioA,2	14.6%	15.0%	(0.4)pp	14.1%	0.5pp
Total capital ratio	19.9%	19.4%	0.5pp	19.7%	0.2pp
MREL ratio	32.6%	32.8%	(0.2)pp	31.7%	0.9pp
UK leverage ratio	5.7%	5.3%	0.4pp	5.6%	0.1pp
Risk-weighted assets	£217.7bn	£210.8bn	3	£210.9bn	3
Wholesale funding	£108.5bn	£98.9bn	10	£100.3bn	8
Liquidity coverage ratio3	142%	146%	(4)pp	144%	(2)pp
Net stable funding ratio4	130%			130%
Tangible net assets per shareA,1	47.2p	44.5p	2.7p	46.5p	0.7p
A.
See page 15.
1
2022 comparatives have been restated to reflect the impact of IFRS 17. See page 16.
2
31 December 2022 reflects the interim ordinary dividend received from the Insurance business in February 2023 and the full impact of the announced share buyback, but excludes the impact of the phased unwind of IFRS 9 relief on 1 January 2023.
3
The liquidity coverage ratio is calculated as a monthly rolling simple average over the previous 12 months.
4
Net stable funding ratio is based on an average of the four previous quarters.

QUARTERLY INFORMATIONA
	Quarter ended 30 Sep 2023 £m	Quarter ended 30 Jun 2023 £m	Change %	Quarter ended 31 Mar 2023 £m	Quarter ended 31 Dec 2022 £m	Quarter ended 30 Sep 2022 £m	Quarter ended 30 Jun 2022 £m	Quarter ended 31 Mar 2022 £m

Underlying net interest income	3,444	3,469	(1)	3,535	3,643	3,394	3,190	2,945
Underlying other income1	1,299	1,281	1	1,257	1,128	1,171	1,185	1,182
Operating lease depreciation	(229)	(216)	(6)	(140)	(78)	(82)	(119)	(94)
Net income	4,514	4,534		4,652	4,693	4,483	4,256	4,033
Operating costs1	(2,241)	(2,243)		(2,170)	(2,356)	(2,145)	(2,112)	(2,059)
Remediation	(64)	(51)	(25)	(19)	(166)	(10)	(27)	(52)
Total costs	(2,305)	(2,294)		(2,189)	(2,522)	(2,155)	(2,139)	(2,111)
Underlying profit before impairment	2,209	2,240	(1)	2,463	2,171	2,328	2,117	1,922
Underlying impairment charge	(187)	(419)	55	(243)	(465)	(668)	(200)	(177)
Underlying profit	2,022	1,821	11	2,220	1,706	1,660	1,917	1,745
Restructuring	(44)	(13)		(12)	(11)	(22)	(23)	(24)
Volatility and other items1	(120)	(198)	39	52	(638)	(1,062)	(289)	(177)
Statutory profit before tax1	1,858	1,610	15	2,260	1,057	576	1,605	1,544
Tax expense1	(438)	(387)	(13)	(619)	(75)	(82)	(303)	(399)
Statutory profit after tax1	1,420	1,223	16	1,641	982	494	1,302	1,145

Banking net interest marginA	3.08%	3.14%	(6)bp	3.22%	3.22%	2.98%	2.87%	2.68%
Average interest-earning banking assetsA	£453.0bn	£453.4bn		£454.2bn	£453.8bn	£454.9bn	£451.2bn	£448.0bn

Cost:income ratioA,1	51.1%	50.6%	0.5pp	47.1%	53.7%	48.1%	50.3%	52.3%
Asset quality ratioA	0.17%	0.36%	(19)bp	0.22%	0.38%	0.57%	0.17%	0.16%
Return on tangible equityA,1	16.9%	13.6%	3.3pp	19.1%	11.0%	4.2%	13.0%	10.7%

Loans and advances to customers	£452.1bn	£450.7bn		£452.3bn	£454.9bn	£456.3bn	£456.1bn	£451.8bn
Customer deposits	£470.3bn	£469.8bn		£473.1bn	£475.3bn	£484.3bn	£478.2bn	£481.1bn
Loan to deposit ratioA	96%	96%		96%	96%	94%	95%	94%

Risk-weighted assets	£217.7bn	£215.3bn	1	£210.9bn	£210.9bn	£210.8bn	£209.6bn	£210.2bn
Tangible net assets per shareA,1	47.2p	45.7p	1.5p	49.6p	46.5p	44.5p	51.4p	53.7p

1.
  2022 comparatives have been restated to reflect the impact of IFRS 17. See page 16.

BALANCE SHEET ANALYSIS
	At 30 Sep 2023 £bn	At 30 Jun 2023 £bn	Change %	At 30 Sep 2022 £bn	Change %	At 31 Dec 2022 £bn	Change %

Loans and advances to customers
Open mortgage book	298.3	297.9		298.4		299.6
Closed mortgage book	8.1	8.5	(5)	12.3	(34)	11.6	(30)
Credit cards	15.1	14.9	1	14.3	6	14.3	6
UK Retail unsecured loans	9.5	9.3	2	8.8	8	8.7	9
UK Motor Finance	15.1	14.9	1	14.2	6	14.3	6
Overdrafts	1.0	1.0		1.0		1.0
Wealth	0.9	0.9		1.0	(10)	0.9
Retail other1	15.1	14.5	4	13.0	16	13.8	9
Small and Medium Businesses	34.2	35.5	(4)	39.8	(14)	37.7	(9)
Corporate and Institutional Banking	57.3	56.6	1	57.6	(1)	56.0	2
Central items2	(2.5)	(3.3)	24	(4.1)	39	(3.0)	17
Loans and advances to customers	452.1	450.7		456.3	(1)	454.9	(1)

Customer deposits
Retail current accounts	104.6	107.8	(3)	115.7	(10)	114.0	(8)
Retail relationship savings accounts	173.8	169.4	3	165.7	5	166.3	5
Retail tactical savings accounts	17.0	16.5	3	16.2	5	16.1	6
Wealth	11.2	12.2	(8)	14.9	(25)	14.4	(22)
Commercial Banking deposits	163.7	163.6		170.2	(4)	163.8
Central items	-	0.3		1.6		0.7
Customer deposits	470.3	469.8		484.3	(3)	475.3	(1)

Total assets3	893.1	882.8	1	888.8		873.4	2
Total liabilities3	848.1	838.3	1	845.5		829.5	2

Ordinary shareholders' equity3	37.9	37.3	2	36.9	3	38.4	(1)
Other equity instruments	6.9	6.9		6.2	11	5.3	30
Non-controlling interests	0.2	0.3	(33)	0.2		0.2
Total equity	45.0	44.5	1	43.3	4	43.9	3

Ordinary shares in issue, excluding own shares	63,486m	64,571m	(2)	67,464m	(6)	66,944m	(5)
1.
Primarily Europe.
2.
Central items includes central fair value hedge accounting adjustments.
3.
2022 comparatives have been restated to reflect the impact of IFRS 17. See page 16.

GROUP RESULTS - STATUTORY BASIS

The results below are prepared in accordance with the recognition and measurement principles of International Financial Reporting Standards (IFRSs). The underlying results are shown on page 2.

Summary income statement	Nine months ended 30 Sep 2023 £m	Nine months ended 30 Sep 20221 £m	Change %

Net interest income	10,111	9,354	8
Other income	9,958	(24,959)
Total income	20,069	(15,605)
Net finance (expense) income in respect of insurance and investment contracts	(6,167)	27,026
Total income, after net finance (expense) income in respect of insurance and investment contracts	13,902	11,421	22
Operating expenses	(7,331)	(6,640)	(10)
Impairment	(843)	(1,056)	20
Profit before tax	5,728	3,725	54
Tax expense	(1,444)	(784)	(84)
Profit for the period	4,284	2,941	46

Profit attributable to ordinary shareholders	3,840	2,538	51
Ordinary shares in issue (weighted-average - basic)	65,446m	69,478m	(6)
Basic earnings per share	5.9p	3.7p	2.2p
1.
2022 comparatives have been restated to reflect the impact of IFRS 17. See page 16.

REVIEW OF PERFORMANCEA

Continued robust financial performance and consistent delivery

The Group's statutory profit after tax for the first nine months of 2023 was £4,284 million, higher than the prior year which was impacted by IFRS 17 accounting changes. The Group's underlying profit for the first nine months of 2023 was £6,063 million, an increase of 14 per cent compared to £5,322 million in the prior year. Growth in net income and a lower impairment charge was partly offset by higher operating costs. Underlying profit in the third quarter was up 11 per cent compared to the second quarter, resulting from a lower underlying impairment charge, largely due to an improved macroeconomic outlook.

Net income of £13,700 million was up 7 per cent on the prior year, with higher net interest income and other income, partially offset by an increased charge for operating lease depreciation. Net interest income in the first nine months of £10,448 million was up 10 per cent, driven by a stronger banking net interest margin of 3.15 per cent (nine months to 30 September 2022: 2.84 per cent) and higher average interest-earning banking assets. The net interest margin benefitted from UK Bank Rate increases and higher structural hedge earnings from the rising rate environment, partly offset by deposit mix effects and asset margin compression, particularly in the mortgage book. Average interest-earning banking assets at £453.5 billion have modestly increased compared to the first nine months of 2022, with growth in the open mortgage book, Retail unsecured and the European retail business, largely offset by closed mortgage book run-off and continued repayments of government-backed lending. Net interest income in the first nine months of 2023 included non-banking interest expense of £231 million (nine months to 30 September 2022: £69 million), which continues to increase on the prior year as a result of higher funding costs and growth in the Group's non-banking businesses.

Net interest income in the third quarter of £3,444 million was stable versus the second quarter, with a lower net interest margin of 3.08 per cent (three months to 30 June 2023: 3.14 per cent) as expected and stable average interest earning assets. As previously guided, the Group expects the banking net interest margin for 2023 to be greater than 310 basis points. Average interest-earning assets over 2023 are still expected to be down slightly compared to the fourth quarter of 2022.

The Group manages the risk to earnings and capital from movements in interest rates by hedging the net liabilities which are stable or less sensitive to movements in rates. The nominal balance of the structural hedge was £251 billion (31 December 2022: £255 billion) with a weighted-average duration of approximately three-and-a-half years (31 December 2022: approximately three-and-a-half years). The Group continues to review the stability and mix of underlying deposits and their eligibility for the structural hedge and, including the movement in the third quarter, expects a modest nominal balance reduction by the end of 2023, consistent with guidance at the half-year. The Group generated £2.5 billion of total income from structural hedge balances in the first nine months of 2023, representing material growth over the prior year (nine months to 30 September 2022: £1.9 billion). The Group continues to expect hedge earnings in 2023 to be c.£0.8 billion higher than in 2022.

Underlying other income in the first nine months of 2023 of £3,837 million was 8 per cent higher compared to £3,538 million in the prior year. This was driven by growth across Retail, Commercial Banking and Insurance, Pensions and Investments. Underlying other income was 1 per cent higher in the third quarter versus the second.

Retail other income for the first nine months increased due to higher current account and credit card activity, improved Lex performance and growth from the acquisition of Tusker. Growth within Commercial Banking reflected improved performance in trading and capital markets financing. Insurance, Pensions and Investments other income increased due to balance sheet growth from both new business and the accounting unwind benefit of adding a drawdown feature in 2022 to existing long-standing and workplace pension business. In Equity Investments and Central Items other income reflected a modest reduction in the Group's equity investments businesses from more subdued market conditions.

The Group delivered good organic growth in Insurance, Pensions and Investments and Wealth (reported within Retail) assets under administration (AuA), with combined £5.6 billion net new money in open book AuA over the period. In total, open book AuA now stand at c.£166 billion.

Operating lease depreciation of £585 million increased compared to the prior year (nine months to 30 September 2022: £295 million). This reflects the depreciation cost of higher value vehicles, the Tusker acquisition in the first quarter and subsequent growth, lower gains on disposal and recent declines in battery electric used car prices. These trends continued in the third quarter resulting in 6 per cent higher operating lease depreciation versus the second quarter. Operating lease depreciation continues to increase towards more normalised levels, as expected.

REVIEW OF PERFORMANCE (continued)

Total costs, including remediation, of £6,788 million were 6 per cent higher than in the prior year and stable in the third quarter of 2023 versus the second. Operating costs were up 5 per cent to £6,654 million, with higher planned strategic investment, new business costs and inflationary impacts, partially mitigated by continued cost efficiency. The Group's cost:income ratio for the first nine months of 2023 was 49.5 per cent, compared to 50.1 per cent in the prior year. Consistent with previous guidance, operating costs are expected to be c.£9.1 billion in 2023.

The Group recognised remediation costs of £134 million in the first nine months of 2023, largely in relation to pre-existing programmes (nine months to 30 September 2022: £89 million), with £64 million in the third quarter. There have been no further charges relating to HBOS Reading and the provision held continues to reflect the Group's best estimate of its full liability, albeit uncertainties remain. Following the FCA's Motor Market review, the Group continues to receive complaints and claims and is engaging with the Financial Ombudsman Service in respect of past motor commission arrangements. Discussions are continuing, with the remediation and financial impact, if any, remaining uncertain.

Asset quality remains resilient with credit performance across portfolios largely stable in the quarter and remaining similar or favourable to pre-pandemic experience. The underlying impairment in the nine months was £849 million, (nine months to 30 September 2022: £1,045 million), including £187 million in the third quarter, resulting in an asset quality ratio of 25 basis points. The charge is after a net £69 million multiple economic scenarios (MES) release in the first nine months (nine months to 30 September 2022: £513 million charge), including a £74 million release in the third quarter, given modest revisions to the Group's economic outlook. Reflecting the portfolio resilience, the Group now expects the asset quality ratio to be less than 30 basis points in 2023.

The pre-updated MES impairment charge was £918 million in the period (nine months to 30 September 2022: £532 million), equivalent to an asset quality ratio of 27 basis points. This reflects only modest deterioration from a low base, primarily in legacy variable rate UK mortgage portfolios and higher charges on existing Stage 3 clients in Commercial Banking. It also includes the impact of higher discount rates on future recoveries, as well as the expected credit loss (ECL) allowance build from Stage 1 loans rolling forward into a deteriorating economic outlook. The pre-updated MES asset quality ratio of 23 basis points in the third quarter includes a calibration benefit from the resilient performance in unsecured portfolios relative to expected adverse impacts from higher unemployment and affordability pressures.

In UK mortgages, new to arrears are broadly stable in the third quarter. Increases in flows to default driven by legacy variable rate customers have also slowed, but remain slightly above pre-pandemic levels. Unsecured and Commercial Banking portfolios continue to exhibit stable new to arrears and default trends broadly at, or below, pre-pandemic levels. The Commercial Real Estate portfolio is demonstrating resilience and is well diversified with no speculative development lending. Committed drawn CRE lending stood at £11.0 billion as at 31 August 2023 (net of £3.4 billion exposures subject to protection through Significant Risk Transfer (SRT) securitisations).

Stage 3 assets at £11.0 billion, have increased slightly in the third quarter, although remain broadly flat relative to year end (31 December 2022: £10.8 billion). Stage 2 assets have reduced in the year to £62.9 billion (31 December 2022: £65.7 billion), with 92 per cent of Stage 2 loans up to date (31 December 2022: 93 per cent). Movements in staged assets include the impact from the exit of £2.5 billion of legacy Retail mortgage loans in the first quarter, including a reduction of £0.9 billion in Stage 2 and £0.4 billion in Stage 3.

Restructuring costs year to date are £69 million (nine months to 30 September 2022: £69 million) and include costs relating to the integration of Embark and Tusker. Volatility and other items were a net loss of £266 million for the first nine months of 2023 (nine months to 30 September 2022: net loss of £1,528 million). This comprised negative market volatility and asset sales of £145 million, £53 million for the amortisation of purchased intangibles (nine months to 30 September 2022: £52 million) and £68 million relating to fair value unwind (nine months to 30 September 2022: £90 million). Market volatility and asset sales included negative impacts from insurance volatility, partly offset by positive banking volatility. Volatility and other items in 2022 included an exceptional charge under IFRS 17 from contract modifications in Insurance, Pensions and Investments, predominantly in the second half, following the addition of a drawdown feature to existing long-standing and workplace pensions as a significant customer enhancement.

The Group's statutory profit before tax for the first nine months of 2023 was £5,728 million, up from £3,725 million in the same period in 2022. Statutory profit after tax was £4,284 million (nine months to 30 September 2022: £2,941 million). In the third quarter of the year, statutory profit before tax was £1,858 million and statutory profit after tax was £1,420 million, both up on the second quarter.
REVIEW OF PERFORMANCE (continued)

The return on tangible equity for the first nine months of 2023 was 16.6 per cent (nine months to 30 September 2022: 9.6 per cent), reflecting the Group's robust financial performance. The Group expects the return on tangible equity for 2023 to be greater than 14 per cent. Earnings per share were 5.9 pence in the period (nine months to 30 September 2022: 3.7 pence).

Tangible net assets per share as at 30 September 2023 were 47.2 pence, slightly higher than 46.5 pence at 31 December 2022. The increase resulted from higher profits, along with a reduction in the number of shares following the share buyback programme, announced in February 2023, partly offset by a negative market impact on the pensions accounting surplus, combined with distributions. Tangible net assets per share were 1.5 pence higher than at 30 June 2023 given the higher profits, the reduction in the number of shares and movements in the cash flow hedge reserve, partly offset by pensions surplus changes and distributions. The share buyback programme in respect of 2022 completed on 25 August 2023, with c.4.4 billion (c.7 per cent) ordinary shares repurchased.

Balance sheet

Loans and advances to customers fell by £2.8 billion in the first nine months of 2023 to £452.1 billion, as a result of the exit of £2.5 billion of legacy Retail mortgage loans (including £2.1 billion in the closed mortgage book) during the first quarter. Excluding this, loans and advances to customers were broadly stable, with £3.7 billion growth in other Retail lending (principally unsecured and the European retail business) as well as £1.3 billion growth in Corporate and Institutional Banking lending. This was offset by a net reduction of £0.9 billion in the open mortgage book, £1.4 billion in the closed mortgage book and a £3.5 billion reduction in Small and Medium Businesses, largely from repayment of government-backed lending. During the third quarter, loans and advances to customers grew by £1.4 billion with increased balances in the open mortgage book, Retail unsecured and the European retail business and foreign exchange movements in Corporate and Institutional Banking.

Customer deposits at £470.3 billion decreased by £5.0 billion (1.0 per cent) since the end of 2022. This includes decreases in Retail current account balances of £9.4 billion as a result of tax payments, higher spend and a more competitive savings market, including the Group's own savings offers. In Retail savings and Wealth, balances have increased by a combined £5.2 billion, partly from transfers from the Group's current account customer base. Commercial Banking deposits were stable during the first nine months of 2023, albeit with some move towards higher rate paying accounts. The trend of deposit mix change in a higher rate environment was evident again in the third quarter and is likely to continue in both Retail and Commercial Banking. Overall, customer deposits in the third quarter increased by £0.5 billion, predominantly from flows into Retail savings, from both Retail current accounts and new customers.

The Group has a large, high quality liquid asset portfolio held mainly in cash and government bonds, with all assets hedged for interest rate risk. The Group's liquid assets continue to significantly exceed regulatory requirements and internal risk appetite, with a stable and strong liquidity coverage ratio of 142 per cent (31 December 2022: 144 per cent) and a strong net stable funding ratio of 130 per cent (31 December 2022: 130 per cent). The loan to deposit ratio of 96 per cent, stable on 2022, continues to reflect robust funding and liquidity and the potential for lending growth.

Capital

The Group's CET1 capital ratio at 30 September 2023 was 14.6 per cent (31 December 2022: 14.1 per cent pro forma). Capital generation before regulatory headwinds during the first nine months was 165 basis points (54 basis points in the third quarter), primarily reflecting strong banking build, partially offset by risk-weighted asset increases (before CRD IV model changes) and the full year payment (£800 million) of fixed pension deficit contributions made to the Group's three main defined benefit pension schemes. Regulatory headwinds of 36 basis points largely reflect an adjustment for part of the anticipated impact of CRD IV model updates. These are not yet finalised. They also reflect the end of IFRS 9 static transitional relief and the reduction in the transitional factor applied to IFRS 9 dynamic relief. Capital generation after the impact of these headwinds was 129 basis points. The impact of the interim ordinary dividend paid and the foreseeable ordinary dividend accrual equated to 65 basis points. The acquisition of Tusker utilised 21 basis points of capital.

The Group continues to expect 2023 capital generation to be c.175 basis points after in-year regulatory headwinds (comprising CRD IV and transitional headwinds).
REVIEW OF PERFORMANCE (continued)

Risk-weighted assets have increased by £6.8 billion during the first nine months of the year to £217.7 billion at 30 September 2023 (31 December 2022: £210.9 billion). This includes the adjustment noted above for CRD IV model updates. Excluding this, lending and market risk increases, a modest uplift from credit and model calibrations and other movements, were partly offset by capital efficient securitisation and other optimisation activity. The CRD IV model updates reflect a further iteration of model development. The models remain subject to further development and final approval by the PRA. On that basis final impacts remain uncertain and further increases are likely to be required. The Group's risk-weighted assets guidance remains unchanged at between £220 billion and £225 billion at the end of 2024.

In July 2023 the Group's countercyclical capital buffer (CCyB) rate increased to around 1.8 per cent (from 0.9 per cent) in total following the increase in the UK CCyB rate to 2 per cent (from 1 per cent). As a result, the Group's regulatory CET1 capital requirement is now around 12 per cent. The Board's view of the ongoing level of CET1 capital required to grow the business, meet current and future regulatory requirements and cover uncertainties continues to be around 12.5 per cent, plus a management buffer of around 1 per cent.

Pensions

The Group has substantially agreed the triennial valuation as at 31 December 2022 for the Group's three main defined benefit pension schemes with the Trustee. After allowing for the fixed contribution of £800 million in the first half of 2023, there is a residual aggregate deficit of £250 million. The Group has agreed to pay off this deficit by the end of March 2024. Thereafter there will be no further contributions, fixed or variable, for this triennial period.

ADDITIONAL INFORMATION

CAPITAL GENERATION
Pro forma CET1 ratio as at 31 December 20221	14.1%
Banking build (including impairment charge) (bps)	192
Risk-weighted assets (bps)	(28)
Fixed pension deficit contributions (bps)	(30)
Other movements (bps)	31
Capital generation (bps)	165
CRD IV and transitional headwinds (bps)2	(36)
Capital generation (post CRD IV and transitional headwinds) (bps)	129
Tusker acquisition (bps)	(21)
Ordinary dividend (bps)	(65)
CET1 ratio as at 30 September 2023	14.6%
1.
31 December 2022 reflects the interim ordinary dividend received from the Insurance business in February 2023 and the full impact of the announced share buyback, but excludes the impact of the phased unwind of IFRS 9 relief on 1 January 2023.
2.
Phased unwind of IFRS 9 relief and an adjustment for the anticipated impact of CRD IV models.

IMPAIRMENT DETAIL
	Nine months ended 30 Sep 2023 £m	Nine months ended 30 Sep 2022 £m	Change %	Three months ended 30 Sep 2023 £m	Three months ended 30 Sep 2022 £m	Change %

Charges pre-updated MES1
Retail	787	520	(51)	236	235
Commercial Banking	139	1		31	8
Other	(8)	11		(6)	7
	918	532	(73)	261	250	(4)

Updated economic outlook
Retail	(30)	541		(71)	370
Commercial Banking	(39)	372		(3)	248
Other	-	(400)		-	(200)
	(69)	513		(74)	418
Underlying impairment chargeA	849	1,045	19	187	668	72

Asset quality ratioA	0.25%	0.30%	(5)bp	0.17%	0.57%	(40)bp
Total expected credit loss allowanceA (at end of period)	5,389	5,017	(7)

1  Impairment charges excluding the impact from updated economic outlook taken each quarter.

ADDITIONAL INFORMATION (continued)

IMPAIRMENT DETAIL (continued)

Loans and advances to customers and expected credit loss allowance (underlying basis)A
At 30 September 2023	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	254,680	46,382	6,928	307,990	15.1	2.2
Credit cards	12,154	3,277	308	15,739	20.8	2.0
Loans and overdrafts	9,172	1,729	240	11,141	15.5	2.2
UK Motor Finance	12,985	2,246	113	15,344	14.6	0.7
Other	15,460	525	146	16,131	3.3	0.9
Retail1	304,451	54,159	7,735	366,345	14.8	2.1
Small and Medium Businesses	28,543	4,705	1,475	34,723	13.6	4.2
Corporate and Institutional Banking	52,874	3,993	1,745	58,612	6.8	3.0
Commercial Banking	81,417	8,698	3,220	93,335	9.3	3.4
Equity Investments and Central Items2	(2,579)	-	6	(2,573)
Total gross lending	383,289	62,857	10,961	457,107	13.8	2.4
ECL allowance on drawn balances	(848)	(1,750)	(2,430)	(5,028)
Net balance sheet carrying value	382,441	61,107	8,531	452,079

Customer related ECL allowance (drawn and undrawn)
UK mortgages	149	628	855	1,632
Credit cards	202	428	130	760
Loans and overdrafts	211	332	131	674
UK Motor Finance3	119	77	57	253
Other	21	20	49	90
Retail1	702	1,485	1,222	3,409
Small and Medium Businesses	131	232	180	543
Corporate and Institutional Banking	163	200	1,026	1,389
Commercial Banking	294	432	1,206	1,932
Equity Investments and Central Items	-	-	4	4
Total	996	1,917	2,432	5,345

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers4
UK mortgages	0.1	1.4	12.3	0.5
Credit cards	1.7	13.1	52.8	4.8
Loans and overdrafts	2.3	19.2	67.2	6.1
UK Motor Finance	0.9	3.4	50.4	1.6
Other	0.1	3.8	33.6	0.6
Retail1	0.2	2.7	16.0	0.9
Small and Medium Businesses	0.5	4.9	15.6	1.6
Corporate and Institutional Banking	0.3	5.0	58.8	2.4
Commercial Banking	0.4	5.0	41.6	2.1
Equity Investments and Central Items			66.7
Total	0.3	3.0	23.1	1.2
1.
Retail balances exclude the impact of the HBOS acquisition-related adjustments.
2.
Contains centralised fair value hedge accounting adjustments.
3.
UK Motor Finance for Stages 1 and 2 include £116 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.
4.
Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £62 million, Loans and overdrafts of £45 million and Small and Medium Businesses of £321 million.
ADDITIONAL INFORMATION (continued)

IMPAIRMENT DETAIL (continued)

Loans and advances to customers and expected credit loss allowance (underlying basis)A (continued)
At 31 December 2022	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	259,843	46,347	6,529	312,719	14.8	2.1
Credit cards	11,416	3,287	289	14,992	21.9	1.9
Loans and overdrafts	8,357	1,713	247	10,317	16.6	2.4
UK Motor Finance	12,174	2,245	154	14,573	15.4	1.1
Other	13,990	643	157	14,790	4.3	1.1
Retail1	305,780	54,235	7,376	367,391	14.8	2.0
Small and Medium Businesses	30,781	5,654	1,760	38,195	14.8	4.6
Corporate and Institutional Banking	49,728	5,839	1,611	57,178	10.2	2.8
Commercial Banking	80,509	11,493	3,371	95,373	12.1	3.5
Equity Investments and Central Items2	(2,972)	-	6	(2,966)
Total gross lending	383,317	65,728	10,753	459,798	14.3	2.3
ECL allowance on drawn balances	(700)	(1,936)	(2,263)	(4,899)
Net balance sheet carrying value	382,617	63,792	8,490	454,899

Customer related ECL allowance (drawn and undrawn)
UK mortgages	92	681	817	1,590
Credit cards	173	477	113	763
Loans and overdrafts	185	367	126	678
UK Motor Finance3	95	76	81	252
Other	16	18	52	86
Retail1	561	1,619	1,189	3,369
Small and Medium Businesses	129	271	149	549
Corporate and Institutional Banking	144	231	925	1,300
Commercial Banking	273	502	1,074	1,849
Equity Investments and Central Items	-	-	4	4
Total	834	2,121	2,267	5,222

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers4
UK mortgages	-	1.5	12.5	0.5
Credit cards	1.5	14.5	50.9	5.1
Loans and overdrafts	2.2	21.4	64.6	6.6
UK Motor Finance	0.8	3.4	52.6	1.7
Other	0.1	2.8	33.1	0.6
Retail1	0.2	3.0	16.4	0.9
Small and Medium Businesses	0.4	4.8	12.9	1.5
Corporate and Institutional Banking	0.3	4.0	57.5	2.3
Commercial Banking	0.3	4.4	38.9	2.0
Equity Investments and Central Items			66.7
Total	0.2	3.2	22.6	1.1
1.
Retail balances exclude the impact of the HBOS acquisition-related adjustments.
2.
Contains centralised fair value hedge accounting adjustments.
3.
UK Motor Finance for Stages 1 and 2 include £92 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.
4.
Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £67 million, Loans and overdrafts of £52 million, Small and Medium Businesses of £607 million and Corporate and Institutional Banking of £1 million.

ADDITIONAL INFORMATION (continued)

IMPAIRMENT DETAIL (continued)

Total ECL allowance by scenario (underlying basis)A

The table below shows the Group's ECL for the probability-weighted, upside, base case, downside and severe downside scenarios, the severe downside scenario incorporating adjustments made to CPI inflation and UK Bank Rate paths.
	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m

At 30 September 2023	5,389	3,986	4,733	5,884	10,076
At 31 December 2022	5,284	3,903	4,593	5,773	10,032

Base case and MES economic assumptions

The Group's base case scenario is for slow gross domestic product growth alongside a gradual rise in the unemployment rate. Past increases in UK Bank Rate in response to persistent inflationary pressures result in further declines in residential and commercial property prices. Risks around this base case economic view lie in both directions and are largely captured by the range of alternative economic scenarios.

The Group has taken into account the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables in the third quarter of 2023. Actuals for this period, or restatements of past data, may have since emerged prior to publication.

The Group's approach to generating alternative economic scenarios is set out in detail in note 19 to the financial statements for the year ended 31 December 2022. For September 2023, the Group continues to judge it appropriate to include a non-modelled severe downside scenario for Group ECL calculations. This adjusted scenario is considered to better reflect the risks around the Group's base case view in an economic environment where past supply shocks continue to unwind slowly, implying the prospect of more persistent inflation and corresponding need for tighter monetary policy.

UK economic assumptions - base case scenario by quarter

Key quarterly assumptions made by the Group in the base case scenario are shown below. Gross domestic product is presented quarter-on-quarter. House price growth, commercial real estate price growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year. Unemployment rate and UK Bank Rate are presented as at the end of each quarter.
At 30 September 2023	First quarter 2023%	Second quarter 2023%	Third quarter 2023%	Fourth quarter 2023%	First quarter 2024%	Second quarter 2024%	Third quarter 2024%	Fourth quarter 2024%

Gross domestic product	0.1	0.2	0.1	0.1	0.1	0.1	0.1	0.2
Unemployment rate	3.9	4.2	4.5	4.7	4.8	4.9	5.0	5.0
House price growth	1.6	(2.6)	(5.8)	(4.7)	(8.5)	(8.7)	(5.7)	(2.4)
Commercial real estate price growth	(18.8)	(21.2)	(19.7)	(4.2)	(1.2)	(2.2)	1.3	1.0
UK Bank Rate	4.25	5.00	5.25	5.25	5.25	5.25	5.25	5.00
CPI inflation	10.2	8.4	6.7	5.2	4.7	3.7	4.1	3.9

UK economic assumptions - scenarios by year

Key annual assumptions made by the Group are shown below. Gross domestic product and Consumer Price Index (CPI) inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. Unemployment rate and UK Bank Rate are averages for the period.

ADDITIONAL INFORMATION (continued)

IMPAIRMENT DETAIL (continued)

Base case and MES economic assumptions (continued)
At 30 September 2023	2023%	2024%	2025%	2026%	2027%	2023-2027 average %

Upside
Gross domestic product	0.8	2.0	1.5	1.8	2.1	1.6
Unemployment rate	3.9	2.9	2.8	3.1	3.1	3.1
House price growth	(3.4)	1.4	9.5	9.7	7.6	4.8
Commercial real estate price growth	(0.4)	9.5	3.2	2.3	2.0	3.3
UK Bank Rate	5.06	6.61	6.27	5.76	5.59	5.86
CPI inflation	7.6	4.2	3.4	3.2	3.6	4.4

Base case
Gross domestic product	0.4	0.5	1.0	1.7	2.1	1.2
Unemployment rate	4.3	4.9	5.1	5.1	5.0	4.9
House price growth	(4.7)	(2.4)	2.3	4.0	4.1	0.6
Commercial real estate price growth	(4.2)	1.0	0.5	1.2	1.8	0.0
UK Bank Rate	4.94	5.19	4.38	3.75	3.50	4.35
CPI inflation	7.6	4.1	2.9	2.1	2.3	3.8

Downside
Gross domestic product	0.0	(1.4)	0.5	1.7	2.2	0.6
Unemployment rate	4.8	7.1	7.5	7.4	7.0	6.7
House price growth	(5.7)	(5.6)	(4.5)	(2.0)	0.2	(3.6)
Commercial real estate price growth	(7.7)	(7.7)	(3.0)	(1.1)	0.3	(3.9)
UK Bank Rate	4.83	3.69	2.34	1.61	1.27	2.75
CPI inflation	7.6	4.0	2.4	1.1	0.9	3.2

Severe downside
Gross domestic product	(0.4)	(3.1)	0.1	1.5	2.1	0.0
Unemployment rate	5.4	9.8	10.5	10.1	9.5	9.1
House price growth	(7.4)	(10.1)	(12.9)	(9.4)	(5.4)	(9.1)
Commercial real estate price growth	(12.9)	(19.3)	(9.4)	(5.6)	(2.3)	(10.1)
UK Bank Rate - modelled	4.66	1.87	0.42	0.13	0.05	1.42
UK Bank Rate - adjusted1	5.44	7.00	4.94	3.88	3.50	4.95
CPI inflation - modelled	7.6	3.8	1.6	(0.3)	(0.9)	2.4
CPI inflation - adjusted1	8.1	6.3	5.4	4.2	3.9	5.6

Probability-weighted
Gross domestic product	0.4	0.0	0.9	1.7	2.1	1.0
Unemployment rate	4.4	5.5	5.7	5.7	5.5	5.3
House price growth	(4.9)	(3.0)	0.9	2.6	3.0	(0.3)
Commercial real estate price growth	(5.0)	(1.1)	(0.7)	0.1	1.0	(1.2)
UK Bank Rate - modelled	4.91	4.83	3.94	3.35	3.11	4.03
UK Bank Rate - adjusted1	4.99	5.35	4.39	3.72	3.46	4.38
CPI inflation - modelled	7.6	4.1	2.8	1.9	2.0	3.7
CPI inflation - adjusted1	7.7	4.3	3.2	2.3	2.4	4.0
1
The adjustment to UK Bank Rate and CPI inflation in the severe downside is considered to better reflect the risks around the Group's base case view in an economic environment where supply shocks are the principal concern.

ALTERNATIVE PERFORMANCE MEASURES

The statutory results are supplemented with a number of metrics that are used throughout the banking and insurance industries on an underlying basis. A description of these measures and their calculation, which remain unchanged since the year-end, is set out on pages 27 to 32 of the Group's 2023 Half-Year Results News Release.

	Nine months ended 30 Sep 2023	Nine months ended 30 Sep 20221

Banking net interest marginA
Underlying net interest income (£m)	10,448	9,529
Remove non-banking underlying net interest expense (£m)	231	69
Banking underlying net interest income (£m)	10,679	9,598

Statutory net loans and advances to customers (£bn)	452.1	456.3
Add back expected credit loss allowance (drawn) (£bn)	4.7	4.3
Add back acquisition related fair value adjustments (£bn)	0.3	0.4
Underlying gross loans and advances to customers (£bn)	457.1	461.0
Adjustment for non-banking and other items:
Fee-based loans and advances (£bn)	(8.6)	(8.1)
Other (£bn)	6.0	4.4
Interest-earning banking assets (£bn)	454.5	457.3
Averaging (£bn)	(1.0)	(5.9)
Average interest-earning banking assets (£bn)A	453.5	451.4

Banking net interest marginA	3.15%	2.84%
1
2022 comparatives have been restated to reflect the impact of IFRS 17. See page 16.

	Nine months ended 30 Sep 2023	Nine months ended 30 Sep 20221

Return on tangible equityA
Profit attributable to ordinary shareholders (£m)	3,840	2,538

Average ordinary shareholders' equity (£bn)	38.5	42.1
Remove average goodwill and other intangible assets (£bn)	(7.6)	(6.6)
Average tangible equity (£bn)	30.9	35.5

Return on tangible equityA	16.6%	9.6%

1  2022 comparatives have been restated to reflect the impact of IFRS 17. See page 16.

KEY DATES
Target our Corporate and Institutional offering investor seminar	28 November 2023
Full year results for 2023	22 February 2024

BASIS OF PRESENTATION

This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the nine months ended 30 September 2023. Unless otherwise stated, income statement commentaries throughout this document compare the nine months ended 30 September 2023 to the nine months ended 30 September 2022 and the balance sheet analysis compares the Group balance sheet as at 30 September 2023 to the Group balance sheet as at 31 December 2022. The Group uses a number of alternative performance measures, including underlying profit, in the discussion of its business performance and financial position. These measures are labelled with a superscript 'A' throughout this document. Further information on these measures is set out on page 15. Unless otherwise stated, commentary on page 1 is given on an underlying basis. The Group's Q3 2023 Interim Pillar 3 Disclosures can be found at: www.lloydsbankinggroup.com/investors/financial-downloads.html.

Implementation of IFRS 17: The Group adopted the IFRS 17 Insurance Contracts accounting standard from 1 January 2023. IFRS 17 does not require that comparatives are restated other than for the year, including interim periods, immediately prior to adoption. The Group has selected a transition date of 1 January 2022 and, as permitted by IFRS 17, will not restate comparatives for earlier periods. Further information on the impact of this change is set out in the Group's IFRS 17 Transition Document, which was published on 4 April 2023 and can be found at: www.lloydsbankinggroup.com/investors/financial-downloads.html.

FORWARD LOOKING STATEMENTS

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. Words such as, without limitation, 'believes', 'achieves', 'anticipates', 'estimates', 'expects', 'targets', 'should', 'intends', 'aims', 'projects', 'plans', 'potential', 'will', 'would', 'could', 'considered', 'likely', 'may', 'seek', 'estimate', 'probability', 'goal', 'objective', 'deliver', 'endeavour', 'prospects', 'optimistic' and similar expressions or variations on these expressions are intended to identify forward looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Group's future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group's future financial performance; the level and extent of future impairments and write-downs; the Group's ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact; expectations about the impact of COVID-19; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements include, but are not limited to: general economic and business conditions in the UK and internationally; political instability including as a result of any UK general election and any further possible referendum on Scottish independence; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the tensions between China and Taiwan; market related risks, trends and developments; exposure to counterparty risk; instability in the global financial markets, including within the Eurozone, and as a result of the exit by the UK from the European Union (EU) and the effects of the EU-UK Trade and Cooperation Agreement; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Group's securities; tightening of monetary policy in jurisdictions in which the Group operates; natural pandemic (including but not limited to the COVID-19 pandemic) and other disasters; risks concerning borrower and counterparty credit quality; risks affecting insurance business and defined benefit pension schemes; risks related to the uncertainty surrounding the integrity and continued existence of reference rates; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Group; risks associated with the Group's compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; technological failure; inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change (and achieving climate change ambitions), including the Group's ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; assumptions and estimates that form the basis of the Group's financial statements; and potential changes in dividend policy. A number of these influences and factors are beyond the Group's control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC's website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS

Douglas Radcliffe

Group Investor Relations Director

020 7356 1571

douglas.radcliffe@lloydsbanking.com

Edward Sands

Director of Investor Relations

020 7356 1585

edward.sands@lloydsbanking.com

Nora Thoden

Director of Investor Relations - ESG

020 7356 2334

nora.thoden@lloydsbanking.com

CORPORATE AFFAIRS

Grant Ringshaw

External Relations Director

020 7356 2362

grant.ringshaw@lloydsbanking.com

Matt Smith

Head of Media Relations

07788 352 487

matt.smith@lloydsbanking.com

Copies of this News Release may be obtained from:
Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN
The statement can also be found on the Group's website - www.lloydsbankinggroup.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh, EH1 1YZ
Registered in Scotland No. SC095000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 25 October 2023